UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
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                                              :
            In the Matter of                  :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :        CERTIFICATE
         Columbus, Ohio  43215                :             OF
                                              :        NOTIFICATION
              (70-5943)                       :
                                              :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935    :
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         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from April 1, 2001, through June 30, 2001, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 334,212 shares of the Company's Common Stock, at a total purchase price of $16,229,003.94. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                           AMERICAN ELECTRIC POWER COMPANY, INC.


                                             By:        /s/ Henry W. Fayne
                                               --------------------------------
                                                         Vice President

Dated:  July 16, 2001







                                 SCHEDULE I
                                     to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                    of
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period April 1 - June 30, 2001


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                SHARES                PRICE                          TOTAL
 PERIOD         ISSUED              PER SHARE                    PURCHASE PRICE

 TOTAL
  O/I
PURCHASE         -0-                                                  $-0-

                             - OPEN MARKET PURCHASES -

                         SHARES         AVERAGE PRICE               TOTAL
  DATE                  PURCHASED         PER SHARE             PURCHASE PRICE
04/03/2001                6,694            48.266                $ 323,092.60
04/10/2001                4,010            49.057                  196,718.35
04/17/2001                3,367            49.186                  165,609.26
04/24/2001                2,293            48.897                  112,120.82
05/01/2001                3,378            49.605                  167,565.26
05/08/2001                3,523            47.583                  167,634.91
05/15/2001                2,107            48.443                  102,068.83
05/22/2001                1,865            50.334                   93,873.07
05/29/2001                1,488            49.595                   73,797.36
06/05/2001                5,380            49.199                  264,690.41
06/05/2001               37,000            49.200                1,820,400.00
06/06/2001               38,000            48.420                1,839,960.00
06/07/2001               38,000            48.250                1,833,500.00
06/08/2001               38,000            48.197                1,831,486.00
06/11/2001               35,000            48.820                1,708,700.00
06/12/2001                5,500            48.350                  265,925.00
06/12/2001               50,000            48.679                2,433,950.00
06/13/2001               54,039            48.400                2,615,487.60
06/19/2001                2,454            47.252                  115,956.44
06/26/2001                2,114            45.633                   96,468.03
  TOTAL
   O/M                  334,212                               $ 16,229,003.94
 PURCHASE               =======

                        - TOTAL ACTIVITY THIS PERIOD -

                                SHARES PURCHASED              TOTAL
                                                          PURCHASE PRICE
O/I Shares                              -0-                 $    -0-
O/M Purchases                         334,212               $16,229,003.94
                                      -------               --------------

TOTAL ACTIVITY                        334,212               $16,229,003.94


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2001



CUMULATIVE SUMMARY OF TRANSACTIONS:

                          - ORIGINAL ISSUE SHARES -

                                                                 TOTAL
                                   SHARES ISSUED             PURCHASE PRICE

Totals from last report               47,773,594            $1,008,340,148.37
Transactions this period                     -0-            $             -0-
                                      ----------            -----------------
   Total Original Issue Shares        47,773,594            $1,008,340,148.37


                          - OPEN MARKET PURCHASES -

                                                                    TOTAL
                                  SHARES ISSUED                PURCHASE PRICE

Totals from last report              22,552,325               $699,841,572.55
Transactions this period                334,212               $ 16,229,003.94
                                     ----------               ---------------
   Total Open Market Shares          22,886,537               $716,070,576.49